Mail Stop 4561

January 29, 2009

John B. Higginbotham
Chief Executive Officer
Integral Systems, Inc.
5000 Philadelphia Way
Lanham, MD 20706-4417

      Re: Integral Systems, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2008
             Form 8-K Filed December 11, 2008
             Definitive Proxy Statement Filed January 22, 2009
             File No. 000-18603

Dear Mr. Higginbotham:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 28

Results of Operations, page 33

1.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on your page 34 addressing the increase in government systems revenue. Please note that prefacing the

reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. In future filings, please quantify the sources of material changes and offsetting factors. Please note that this comment also applies to your filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data, page F-1

Consolidated Statements of Operations, page F-7

2.   We note your revenue arrangements accounted for as multiple-element contracts and as contract revenue in accordance with SOP 97-2 as well as your revenue arrangements accounted for in accordance with SAB 104 as disclosed on your page F-14. We further note your single line item of contract revenue and related costs in your Consolidated Statements of Operations. It appears that you classify all revenues and related costs as a single line item. If true, please explain your basis of presentation. Indicate why you believe such presentation is reasonable and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates, and footnote disclosures include a discussion of your basis of presentation and discuss the reasons for such presentation.

Note 2 – Summary of Significant Accounting Policies, page F-10

(c) Reclassification, page F-11

3.   You disclose that certain balance sheet amounts have been reclassified. Describe the reasons for the changes to the previously reported amounts for accounts payables, accrued expenses, and deferred revenue. We may have further comments.

(n) Revenue, page F-13

4.   Explain why you have not presented a long-term unbilled receivable balance in prior years. Indicate whether this account is a result of new contract terms that have not been previously granted to customers in the past. If so, explain your ability to make reasonably dependable estimates in order to apply the percentage-of-completion method to these "new" contracts. See paragraphs 23 to 26 of SOP 81-1. In addition, please indicate how you distinguish "recoverable cost" that is included in unbilled receivables from "recoverable materials" that is included in

deferred contract costs. Further, indicate how these contracts are discussed and analyzed in your MD&A under your results of operations and liquidity disclosures.

Note 16 – Quarterly Financial Data (unaudited), page F-32

5.   We note your disclosure on the restatement of previously filed unaudited financial statements for the interim periods ended December 31, 2007, March 30, 2008, and June 30, 2008. Provide us with greater insight into the errors in the "accounting treatment." In this regard, tell us how the "timing of the recognition of revenue between periods" was impacted by these errors and how they were identified. Tell us what consideration you gave to providing specific information of this nature within your filing.

6.   Tell us the effect of the error correction on deferred revenue, or any other financial statement line item not already identified within your filing, for each period impacted. In this regard, we note your disclosure within your Form 8-K filed December 11, 2008 that you "expect to realize in fiscal year 2009 a majority of the revenue and earnings that are being deferred." We refer you to paragraph 26.a. of SFAS 154.

Item 9A. Controls and Procedures, page 42

Management's Report on Internal Control Over Financial Reporting, page 42

7.   You state that: "As a result of these material weaknesses, we concluded that our internal control over financial reporting was not effective as of September 30, 2008." If true, please confirm that this is your management's assessment of the effectiveness of your internal control over financial reporting as of the end of the your most recent fiscal year, as required by Item 308 of Regulation S-K. Please include similar disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules, page 46

8.   You state that through your subsidiaries you have several cooperation agreements with a French supplier for certain modem systems that you further customize and deliver to your customers, and that your business could be adversely impacted by factors affecting your supplier or the unanticipated termination of the cooperation agreements. Please provide us with your analysis as to how you determined not to file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement Filed January 22, 2009

Executive and Director Compensation, page 21

Compensation Discussion and Analysis, page 21

Executive Compensation Philosophy and Overview, page 21

9.   You state that your Chief Executive Officer provides your Compensation
        Committee with recommendations regarding other named executive officer's
        compensation packages. In future filings, please disclose the extent to which the
        Chief Executive Officer's recommendations impacted the amounts received by
        the named executive officers.

Current Executive Compensation Elements, page 23

Fiscal Year 2008 Actual Performance and ICP Award Payouts, page 26

10.   In future filings, please provide a clear quantitative and qualitative discussion
        linking the achievement of the performance measures
        (Company/division/individual) to the amount of annual cash incentive bonuses
        actually paid to each named executive officer.

11.   In future filings, please provide a more detailed discussion of how you quantified
        individual performance considerations to determine the percentage of this
        component achieved by each named executive officer.

12.   You state that your Compensation Committee exercised its discretion to increase
        the performance multiplier for the corporate and Government Division Bookings
        targets as a result of the outstanding and exceptional achievement of the EPS goal.
        In future filings, please provide a quantitative and qualitative discussion of how
        much the performance multiplier was increased, and the overall impact this had
        on the specific amount of annual cash incentive bonus awarded to each named
        executive officer.

Long-Term Equity Based Compensation, page 28

13.   In future filings, please provide a more detailed discussion and analysis of how
        the factors your compensation committee considered when deciding to issue stock
        options resulted in the amount of stock options actually granted to each named
        executive officer. For example, but without limitation, discuss why the fact that
        the Company did not grant equity awards in fiscal years 2006 and 2007 resulted in
        a larger than historical grant.

Grants of Plan-Based Awards for Fiscal 2008, page 33

14.   Please explain your reason for including options awarded under your 2008 Stock Incentive Plan in column (j) of this table instead of columns (f) through (h). See Item 402(d)(2)(iv) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief